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Exhibit 99.2

Revision to Appendix C of 2015 Management information circular

Ratification of amendments to By-law Number 1 is an item of business to be considered by shareholders at TransCanada's annual and special meeting of shareholders to be held on May 1, 2015, as described in the 2015 Management information circular, dated March 2, 2015, starting on page 11.

Subsequent to the printing of the Management information circular, TransCanada became aware of certain developments that would require minor amendments to By-law Number 1 to allow it to meet applicable best practices. As a result, and due to TransCanada's commitment to meeting or exceeding best practices in corporate governance, further minor amendments to By-law Number 1 have been approved by the Board.

The following amendments are made to the Management information circular of TransCanada Corporation, dated March 2, 2015:

Appendix C Revisions

Section 3.04(d) of TransCanada's By-law Number 1, found on page 115 of the Management information circular, is replaced with the following:

  "(d)
  To be in proper written form, a Nominating Shareholder's notice to the corporate secretary of the Corporation must set forth:

  (i)
  as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

  (A)
  the name, age, business address and residential address of the person;

  (B)
  the principal occupation or employment of the person;

  (C)
  the class or series and number of shares in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

  (D)
  any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

  (ii)
  as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may be required by the Act, Applicable Securities Laws, or the rules of any stock exchange on which the Corporation's shares are listed to determine the eligibility of such proposed nominee to serve as a director of the Corporation."

The underlined text reflects the further amendment to By-law Number 1 that has been approved by the Board. This text replaces the last paragraph of Section 3.04(d) as it currently exists within Appendix C of the Management information circular.

Items of Business Revisions

The resolution found on page 12 of the Management information circular is revised to read as follows:

RESOLVE that

  1)
  TransCanada's By-law Number 1, in the form adopted by the Board of Directors of TransCanada ~~on March 17, 2015~~ and attached as Appendix C, be and is hereby confirmed as by-laws of the Corporation.

  2)
  Any one of the officers or directors of TransCanada is hereby authorized for and on behalf of TransCanada to prepare, execute and deliver any and all other documents and instruments and to take all such other action as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.

The underlined text reflects the amendment to page 12 of the Management information circular of TransCanada Corporation, dated March 2, 2015. This text replaces the date in the resolution for Amendments to By-law Number 1 as it currently exists on page 12 of the Management information circular.

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  Exhibit 99.2
Revision to Appendix C of 2015 Management information circular